Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined statement of financial position as of June 30, 2022, combines the historical balance sheet of TPB SPAC as of June 30, 2022, with the historical combined statement of financial position of the Lavoro Group as of June 30, 2022, giving pro forma effect to the Business Combination, as if it had occurred on June 30, 2022.

The following unaudited pro forma condensed combined statement of profit or loss for the year ended June 30, 2022 combines the historical statement of operations data of TPB SPAC for the year ended June 30, 2022 and the historical combined statement of profit or loss of the Lavoro Group for the year ended June 30, 2022, giving pro forma effect to the Business Combination and the acquisitions completed by the Lavoro Group of Cenagro, Cenagral, Produttiva, Union Agro, AgroZap and Nova Geração (collectively referred to as the “Lavoro Acquisitions”), as discussed further in Note 20 to the combined financial statements as of and for the year ended June 30, 2022, which are below the threshold of significant acquisitions on an individual and aggregated basis, as if they had occurred on July 1, 2021.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2022, has been derived from:

•	the historical unaudited financial statements of TPB SPAC as of and for the six months ended June 30, 2022, and the related notes thereto included in the Form 10-Q previously filed by TPB SPAC with the SEC; and

•	the historical audited combined financial statements of the Lavoro Group as of and for the year ended June 30, 2022, and the related notes thereto included elsewhere in the proxy statement/prospectus which was filed on February 3, 2023 by New Lavoro.

The unaudited pro forma condensed combined statement of profit or loss for the year ended June 30, 2022 has been derived from:

•	the historical audited financial statements of TPB SPAC as of and for the period from February 8, 2021 (inception) to December 31, 2021 and the related notes thereto, included in the Form 10-K previously filed by TPB SPAC with the SEC, and the historical unaudited financial statements of TPB SPAC as of and for the six months ended June 30, 2022 and for the period from February 8, 2021 (inception) to June 30, 2021 and the related notes thereto, included in the Form 10-Qs previously filed by TPB SPAC with the SEC. Refer to 3. Basis of Presentation for more detail;

•	the historical audited combined financial statements of the Lavoro Group as of and for the year ended June 30, 2022 and the related notes thereto, included elsewhere in the proxy statement/prospectus filed on February 3, 2023 by New Lavoro; and

•	the unaudited financial data of the Lavoro Acquisitions.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as in effect on the date of this filing which incorporates requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”). The Lavoro Group has elected not to present any estimates related to potential synergies and other transaction effects that are reasonably expected to occur or have already occurred and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

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The unaudited pro forma condensed combined financial information has been presented for informational purposes only. The unaudited pro forma condensed combined financial information does not purport to represent what the actual consolidated results of operations of the Lavoro Group would have been if the Business Combination and the Lavoro Acquisitions had occurred on the date assumed, nor is it necessarily indicative of future consolidated results of operations. The unaudited pro forma condensed combined financial information does not purport to represent what the actual consolidated financial position of the Lavoro Group would have been if the Business Combination had occurred on the date assumed.

This information should be read together with the combined financial statements of the Lavoro Group and its related notes, TPB SPAC’s financial statements and related notes, the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Lavoro,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of TPB SPAC” and other financial information included in the proxy statement/prospectus filed on February 3, 2023 by New Lavoro.

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UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2022

(In thousands of Brazilian Reais)

	Lavoro Group Historical	TPB SPAC (Historical) (After IFRS conversion) (1)	Transaction Accounting Adjustments	Footnote reference	Pro Forma Combined
ASSETS
Current Assets
Cash equivalents	254,413	5,890	695,321	B	841,154
			(114,470)	D
Trade receivables	1,794,602	—	—		1,794,602
Inventories	1,749,041	—	—		1,749,041
Taxes recoverable	93,725	—	—		93,725
Derivative financial instruments	7,677	—	—		7,677
Commodity forward contracts	32,800	—	—		32,800
Advances to suppliers	383,257	—	—		383,257
Prepaid expenses	—	2,269	(2,269)	D	—
Other assets	60,165	—	(7,477)	D	52,688
Total current assets	4,375,680	8,159	571,105		4,954,944
Non-current assets
Financial investments	1,344	—	—		1,344
Trade receivables	39,751	—	—		39,751
Other assets	2,473	—	—		2,473
Right of use assets	140,179	—	—		140,179
Judicial deposits	3,887	—	—		3,887
Tax recoverable	50,937	—	—		50,937
Deferred tax assets	200,986	—	—		200,986
Property, plant and equipment	146,205	—	—		146,205
Intangible assets	724,321	—	—		724,321
Investments held in Trust Account	—	945,220	(244,661)	A	—
			(700,559)	B
Total non-current assets	1,310,083	945,220	(945,220)		1,310,083
Total assets	5,685,763	953,379	(374,115)		6,265,027
Liabilities
Current liabilities
Trade payables	2,301,700	5,318	(5,318)	D	2,301,700
Lease liabilities	69,226	—	—		69,226
Borrowings	681,217	—	—		681,217
Payables for the acquisition of subsidiaries	111,684	—	—		111,684
Derivative financial instruments	7,121	—	—		7,121
Commodity forward contracts	27,038	—	—		27,038
Salaries and social charges	187,285	—	—		187,285
Taxes payable	34,216	—	—		34,216
Dividends payable	411	—	—		411
Advances from customers	320,560	—	—		320,560
Accrued expenses	—	4,911	(4,911)	D	—
Note Payable - Related Party	—	5,238	(5,238)	B	—
Other liabilities	95,893	—	—		95,893
Total current liabilities	3,836,351	15,467	(15,467)		3,836,351
Non-current liabilities
Leases liabilities	86,027	—	—		86,027
Borrowings	29,335	—	—		29,335
Payables for the acquisition of subsidiaries	52,747	—	—		52,747
Provision for contingencies	2,966	—	—		2,966
Deferred underwriting commissions in connection with the Initial Public Offering	—	33,066	(33,066)	D	—
Derivative warrant liabilities	—	10,588	—		10,588
Other liabilities	1,119	944,741	(244,661)	A	1,119
			(700,080)	C
Deferred tax liabilities	7,491	—	—		7,491
Total non-current liabilities	179,685	988,395	(977,807)		190,273
Total liabilities	4,016,036	1,003,862	(993,274)		4,026,624
Net investment
Net investment from the Parent	1,451,647	—	(1,451,647)	E(ii)	—
Class B ordinary shares	—	2	(2)	E(i)	—
Share capital (Lavoro Limited)	—	—	70	C	583
			8	E(i)
			505	E(ii)
Additional paid-in capital ("APIC")	—	—	700,010	C	2,347,338
			(80,921)	D
			(50,491)	E(i)
			1,474,254	E(ii)
			304,486	E(iii)
Retained earnings (deficit)	—	(50,485)	50,485	E(i)	(304,486)
			(304,486)	E(iii)
Accumulated other comprehensive loss	—	—	(23,112)	E(ii)	(23,112)
Equity attributable to owners of the company	1,451,647	(50,483)	619,159		2,020,323
Non-controlling interest	218,080	—	—		218,080
Total net investment	1,669,727	(50,483)	619,159		2,238,403
Total liabilities and net investment	5,685,763	953,379	(374,115)		6,265,027

(1)	Refer to 4. TPB SPAC IFRS Conversion and Presentation Adjustments where the TPB SPAC historical unaudited financial statements as of June 30, 2022, are adjusted to give effect to conversion from US GAAP to IFRS.

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UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS
FOR THE YEAR ENDED JUNE 30, 2022
(in thousands of Brazilian Reais, except share and per share amounts)

	Pro forma Lavoro Group (1)	TPB SPAC Historical (2)	Transaction Accounting Adjustments	Footnote reference	Pro Forma Combined
Revenue	8,163,196	—	—		8,163,196
Cost of goods sold	(6,745,048)	—	—		(6,745,048)
Gross profit	1,418,148	—	—		1,418,148
Operating expenses
Sales, general and administrative expenses	(1,069,207)	(15,107)	12,965	DD	(1,071,349)
Other operating income (loss), net	61,092	—	(304,486)	CC	(243,394)
Operating profit (loss)	410,033	(15,107)	(291,521)		103,405
Finance Income (costs)
Finance income	427,492	—	—		427,492
Finance costs	(650,985)	—	—		(650,985)
Change in fair value of derivative warrant liabilities	—	72,869	—		72,869
Income from investments in Trust Account	—	479	(479)	AA	—
Loss upon issuance of private placement warrants	—	(3,429)	—		(3,429)
Offering costs associated with derivative warrant liabilities	—	(3,028)	—		(3,028)
Profit (loss) before income taxes	186,540	51,784	(292,000)		(53,676)
Income taxes
Current	(114,646)	—	—		(114,646)
Deferred	79,341	—	—		79,341
Profit (loss) for the year	151,235	51,784	(292,000)		(88,981)
Attributable to:
Net investment of the Parent	112,274	51,784	(292,000)		(127,942)
Non-controlling interests	38,961	—	—		38,961
Total comprehensive income (loss) for the period	151,235	51,784	(292,000)		(88,981)
Attributable to:
Net investment of the Parent	112,274	51,784	(292,000)		(127,942)
Non-controlling interests	38,961	—	—		38,961
Weighted average Class A common shares outstanding - basic and diluted (3)		18,036,299	93,199,068	BB	111,235,367
Basic and diluted EPS per Class A common stock		2.29			(1.15)
Weighted average Class B common shares outstanding - basic and diluted		4,549,939	(4,549,939)	BB	—
Basic and diluted EPS per Class B common stock		2.29			N/A

(1) Refer to The Lavoro Acquisitions for the year ended June 30, 2022, adjusted to give effect to the Lavoro Acquisitions. See Note 2 below.

(2) Refer to 3. Basis of Presentation where the TPB SPAC historical operating results adjustments are described in order to align with Lavoro's period ended.

(3) Refer to 5. Transaction accounting adjustments of the Business Combination between the TPB SPAC and Lavoro for more details on the Company's determination of basic and diluted EPS.

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Description of the Business Combination

On September 14, 2022, the Lavoro Group and TPB SPAC entered into the Business Combination Agreement. As a result of the transactions contemplated by the Business Combination Agreement, TPB SPAC and the Lavoro Group became direct wholly owned subsidiaries of New Lavoro and each of the shareholders of the Lavoro Group and the shareholders of TPB SPAC became shareholders of New Lavoro and received Ordinary Shares. At the closing of the Business Combination, New Lavoro’s shares and warrants were started to trade on the NASDAQ under the ticker symbol LVRO and LVROW, respectively, and New Lavoro became a publicly listed entity.

The TPB SPAC also entered into separate Subscription Agreements, each dated September 14, 2022, with the PIPE Investors, pursuant to which, and subject to the terms and conditions thereto, the PIPE Investors collectively subscribed for an aggregate of 10 million TPB SPAC Class A Ordinary Shares for an aggregate purchase price of R$523.8 million. The PIPE Investment was consummated immediately prior to the closing of the Business Combination and each TPB SPAC Class A Ordinary Share subscribed for by the PIPE Investors was exchanged for one New Lavoro Class A Ordinary Share, substantially concurrently with the closing of the Business Combination. As of the closing of the Business Combination, 14,663,445 shares were redeemed in aggregate by certain TPB SPAC shareholders.

Ultimately, (i) all TPB SPAC Class A Ordinary Shares, with a par value of R$0.0005, outstanding were exchanged with New Lavoro for the right to receive New Lavoro Class A Ordinary Shares, with a par value of R$0.005 in an exchange ratio of 1.00, (ii) each TPB SPAC Warrant is exercisable for New Lavoro Class A Ordinary Shares on an exchange ratio of 1.00 and with the same terms, and (iii) each Company Share that is not a ‘Cashout’ share outstanding will be exchanged with New Lavoro for the right to receive New Lavoro Class A Ordinary Shares in accordance with the Exchange Ratio, as agreed upon by the parties.

Note that the right to purchase Forward Purchase Units in connection with the Business Combination has been waived by the Sponsor and the Sponsor Forward Purchase Agreement shall be terminated upon the consummation of the Business Combination. The right to purchase Forward Purchase Shares in connection with the Business Combination has been waived by each entity party to the Third Party Forward Purchase Agreements.

Last, the pre-existing employee benefit plan was assumed by New Lavoro at the close of the Business Combination. New Lavoro will issue the number of New Lavoro ordinary shares necessary to rollover the existing company compensation plan.

Unvested Founder Shares and Vesting Founder Shares

The Sponsor was issued a certain number of New Lavoro Class A Ordinary Shares to replace the TPB SPAC Class B Ordinary Shares (i.e., Founder Shares) that they hold, of which (i) Two-thirds (3,006,050) of such New Lavoro Class A Ordinary Shares were deemed to be Vesting Founder Shares, and (ii) 54,613 Founder Shares were not vested and will only be vested upon the registration of certain shares of New Lavoro that will be registered through the filing of a form F-1 registration statement with the SEC.

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Vesting Founder Shares will be subject to certain vesting conditions. If at any time during the 3-year period following the close of the Business Combination, for over any 20 trading days within any consecutive 30 trading day period, the closing share price of New Lavoro Class A Ordinary Shares is greater than or equal to:

1.	$12.50, one-half of the Vesting Founder shares shall vest; and

2.	$15.00, an additional one-half of the Vesting Founder shares shall vest.

New Lavoro Class A Ordinary Share price targets shall be equitably adjusted for stock splits, stock dividends, cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting New Lavoro Class A Ordinary Shares. Any Vesting Founder Shares that have not vested during the 3-year period following the closing of the Business Combination will be forfeited.

Lock-Up Period Restriction

New Lavoro, Lavoro, the TPB SPAC, and each of the parties listed as Equity Holders1 entered into a Lock-Up Agreement (the “Lock-Up Agreement”) which subjects certain New Lavoro Class A Ordinary Shares to certain transfer restrictions, including lock-up restrictions. Accordingly, except with the prior written consent of the TPB SPAC, during the Lock-up Period2, each Equity Holder agrees not to take any actions in furtherance of any of the matters described in below clauses.

(i)  Transfer any of its Lock-up Shares3,

(ii) enter into any option, warrant, purchase right or other contract that could require the Equity Holder to transfer any of its Lock-up Shares, or

The Sponsor agreed that they shall not transfer any private placement warrants (or any New Lavoro ordinary shares underlying the warrants) until 30 days after the completion of the Business Combination.

TPB SPAC does not meet the definition of a “business” pursuant to IFRS 3 as it is an empty listed shell holding only cash raised as part of its original equity issuance. As a result, the Business Combination does not qualify as a “business combination” within the meaning of IFRS 3, rather the Business Combination will be accounted for as a capital reorganization in accordance with IFRS 2.

For a description of the Business Combination and certain agreements executed in connection therewith, see “Summary of the Proxy Statement/Prospectus—The Business Combination” and “Certain Agreements Related to the Business Combination” within the prospectus filed on February 3, 2023 by New Lavoro.

1 Equity Holders include Private Equity Investments V, L.P., Brazilian Private Equity Opportunities V, L.P., PE Fund V, L.P. and PBPE Fund V (Cayman 2), L.P.

2 Lock-Up Period means the period beginning on the closing date and ending on

•	for 25% of the Lock-Up Shares, the date that is 180 days following the closing date,
•	for an additional 25% of the Lock-Up Shares, the date that is 1 year following the Closing Date,
•	for an additional 25% of the Lock-Up Shares, the date that is 18 months following the Closing Date, and
•	for an additional 25% of the Lock-Up Shares, the date that is 2 years following the Closing Date.

3 Lock-Up Shares means New Lavoro ordinary shares (except any PIPE Shares) held by the Equity Holders in the aggregate on the Closing Date immediately following the consummation of the Mergers.

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2. Lavoro’s acquisitions

From the period July 1, 2021, through June 30, 2022, Lavoro acquired multiple businesses throughout Latin America, collectively referred to as the Lavoro Acquisitions. See Note 20 to the combined financial statements as of and for the year ended June 30, 2022 included elsewhere in the proxy statement/prospectus filed on February 3 by New Lavoro, 2023.

Set forth below are the pro forma effects of the Lavoro Acquisitions on the unaudited pro forma condensed combined statement of profit or loss for the fiscal year ended June 30, 2022, as follows:

•	increase in amortization expense on the fair value of intangibles assets recognized (customer relationship, purchase contract and brands);

•	increase in depreciation expense on the fair value adjustment of property, plant and equipment;

•	tax effect on pro forma adjustments; and

•	non-controlling interests.

The Lavoro Acquisitions are accounted for using the acquisition method of accounting under IFRS 3. The pro forma effects of the Lavoro Acquisitions, including the amortization of the fair value of intangible assets and property, plant and equipment and the allocation of the consideration transferred, are based on our estimates of the fair value of the assets acquired and liabilities assumed. The effects of cost savings and operating synergies or revenue enhancements that we may achieve as a result of the acquisitions or the costs to integrate them to our operations or the costs necessary to achieve these cost savings and operating synergies, such as procurement, distribution and administrative structure efficiencies and revenue enhancements, have not been reflected in the unaudited pro forma condensed combined statement of profit or loss.

For further details on the allocation of the consideration transferred for the acquisitions listed above, see Note 20 to our audited combined financial statements as of and for the year ended June 30, 2022 included elsewhere in the proxy statement/prospectus filed on February 3, 2023 by New Lavoro.

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Pro forma adjustments to Lavoro’s unaudited interim statements of operation for the year ended June 30, 2022

	Lavoro (Historical)	Produttiva Historical (i)	Cenagro Historical (ii)	Cenagral Historical (iii)	Union Agro Historical (iv)	AgroZap Historical (v)	Nova Geração (vi)	Pro forma adjustments	Note	Pro forma Lavoro Group

	(in thousands of BRL)
Revenue	7,746,534	17,967	27,874	5,286	95,846	201,103	68,586	—		8,163,196
Cost of goods sold	(6,421,037)	(15,306)	(23,705)	(3,211)	(61,899)	(167,853)	(52,037)	—		(6,745,048)
Gross profit	1,325,497	2,661	4,169	2,075	33,947	33,250	16,549	—		1,418,148
Operating expenses
Sales, general and administrative expenses	(1,022,388)	(2,160)	(3,103)	(616)	(14,006)	(15,477)	(9,708)	(1,314)	b(i)	(1,069,207)
								(435)	b(ii)
Other operating income (expenses), net	56,759	232	(84)	(13)	34	3,873	291	—		61,092
Operating profit (loss)	359,868	733	982	1,446	19,975	21,646	7,132	(1,749)		410,033
Finance Income (Costs)
Finance income	426,933	197	7	—	149	137	69	—		427,492
Finance costs	(646,377)	(53)	(97)	(12)	(362)	(3,641)	(443)	—		(650,985)
Loss before income tax and social contribution	140,424	877	892	1,434	19,762	18,142	6,758	(1,749)		186,540
Income tax and social contribution
Current	(111,409)	—	(265)	(283)	(2,689)	—	—	—		(114,646)
Deferred	78,747	—	—	—	—	—	—	594	b(iii)	79,341
Profit (loss) for the period	107,762	877	627	1,151	17,073	18,142	6,758	(1,155)		151,235
Attributable to:
Net investment of the parent	78,170	877	502	921	12,412	13,606	6,758	(972)	b(iv)	112,274
Non-controlling interest	29,592	—	125	230	4,661	4,536	—	(183)	b(iv)	38,961
Total comprehensive income (loss) for the year	107,762	877	627	1,151	17,073	18,142	6,758	(1,155)		151,235

(i)	Historical unaudited profit or loss data of Produttiva for the pre-acquisition period for the period from July 1, 2021 to September 2, 2021.

(ii)	Historical unaudited profit or loss data of Cenagro for the pre-acquisition period from July 1, 2021 to August, 31, 2021.

(iii)	Historical unaudited profit or loss data of Cenagral for the pre-acquisition period from July 1, 2021 to August, 31, 2021.

(iv)	Historical unaudited profit or loss data of Union Agro for the pre-acquisition period from July 1, 2021 to October, 28, 2021.

(v)	Historical unaudited profit or loss data of AgroZap for the pre-acquisition period from July 1, 2021 to January 7, 2022.

(vi)	Historical unaudited profit or loss data of Nova Geração for the pre-acquisition period from July 1, 2021 to April 7, 2022.

The adjustments with respect to the Lavoro Acquisitions are as follows:

(a)	Below is a summary of the fair value adjustments recorded on each acquisition date (except for inventories which is described in Note 3), see Note 20 to our audited combined financial statements included elsewhere in the proxy statement/prospectus filed on February 3, 2023 by New Lavoro:

	Produttiva	Cenagro	Cenagral (*)	Union Agro	Agrozap	Nova Geração	Note
Customer relationship	26,070	2,609	—	6,970	6,015	4,258	(a)
Brand	4	—	7,437	1,323	—	—	(b)

(*) Intangible asset with an indefinite useful life due to the continued use of the brand.

(b)	Transaction accounting adjustments

(i)	Pro forma amortization adjustment on the fair value of customer relationship

Below is the calculation of the pro forma amortization adjustment on the fair value of customer relationship for each acquisition. The amortization is calculated using the straight-line method.

	For the year ended June 30, 2022
	Produttiva	Cenagro	Union Agro	AgroZap	Nova Geração	Total adjustments
Estimated useful life (years)	9.2	11.0	7.2	11.0	13.0	—
Pre-acquisition period (years)	0.162	0.177	0.329	0.466	0.737	—
Pro forma adjustments	458	42	318	255	241	1,314

(ii)	Pro forma amortization adjustment on the fair value of brand

Below is the calculation of the pro forma amortization adjustment on the fair value adjustment. The amortization is calculated using the straight-line method.

For the year ended June 30, 2022
Union Agro
Estimated useful life (years)	1.0
Pre-acquisition period (years)	0.329
Pro forma adjustments	435

(iii)	Tax Effect on pro forma adjustments

Represents the tax impact on the pro forma adjustments, using a statutory income tax rate of 34% applicable to all acquisitions located in Brazil.

(iv)	Effect of pro forma adjustments on profit for the year attributable to the net investment of the parent and non-controlling interests

Below is the effect of the pro form adjustments on profit for the year attributable to the net investment from the parent and non-controlling interests.

	For the year ended June 30, 2022
	Cenagro	Union Agro	AgroZap	Total adjustments
Pro forma adjustments
Depreciation and amortization	(42)	(753)	(255)	—
Income taxes effect (34% Brazil and 32% Colombia)	14	256	87	—
Non-controlling interest (%)	20%	27%	25%	—
Pro forma adjustments	(6)	(136)	(42)	(183)

(c)	Fair value adjustment on inventory

The estimated fair value adjustment on inventory amounted to R$0.6 million for the year ended June 30, 2022, which has not been reflected in the pro forma statement of income as it is not expected to have a continuing impact.

3. Basis of Presentation

The included unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”) the Lavoro Group has elected not to present Management’s Adjustments and will only be presenting adjustments as follows:

(i)	Transaction Accounting Adjustments that have been identified and adjusted to reflect the pro forma adjustments that are directly attributable to the Business Combination (refer to 5. Transaction accounting adjustments of the Business Combination between the TPB SPAC and Lavoro for more detail); and

(ii)	The pro forma adjustments to reflect the effect of the Lavoro Group Acquisitions on the condensed combined statement of profit or loss had they been completed as of July 1, 2021 includes the increase in amortization expense on fair value of intangibles assets recognized (customer relationship and brand), the tax effect on pro forma adjustments, and the allocation of adjustments to non-controlling interest (See Note 2 above, The Lavoro Acquisitions, for more detail).

The pro forma condensed combined financial information is presented for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the Combined Company will experience. Future results may vary significantly from the results reflected due to various factors, including those discussed in the section entitled “Risk Factors.” The Lavoro Group, TPB SPAC, and the Lavoro Group Acquisitions have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The historical financial statements of the Lavoro Group have been prepared in accordance with IFRS as issued by the IASB and in its presentation currency of the Brazilian Real (“BRL”). The historical financial statements of TPB SPAC have been prepared in accordance with US GAAP in its presentation currency of the U.S. dollar. The condensed combined pro forma financial information reflects IFRS, the basis of accounting used by the registrant, New Lavoro. TPB SPAC’s historical financial statements have been converted from US GAAP to IFRS to align with the basis of accounting used by New Lavoro. For more information on the US GAAP to IFRS conversion of TPB SPAC’s balance sheet, please see 4. TPB SPAC IFRS Conversion and Presentation Adjustments.

The historical financial statements of TPB SPAC have been translated into and are presented in Brazilian Reais for the purposes of presentation in the unaudited pro forma condensed combined financial information using the following exchange rates:

•	at the period end exchange rate as of June 30, 2022, of US$1.00 to R$5.2380 for the balance sheet;

•	the average exchange rate for the period from July 1, 2021, through June 30, 2022, of US$1.00 to R$5.2440 for the statement of operations for the period ending on that date.

As the Lavoro Group and TPB SPAC have different fiscal year ends, in order to meet the SEC’s pro forma requirements of combining operating results for an annual period that ends within 93 days of the end of the Lavoro Group’s latest annual fiscal year ended June 30, 2022, the TPB SPAC's financial results for the year ended June 30, 2022, have been calculated by taking (i) TPB SPAC's results for the year ended December 31, 2021, minus the TPB SPAC’s results for the period from February 8, 2021 (inception) to June 30, 2021, plus (ii) the TPB SPAC’s results for the six months ended June 30, 2022.

Included in the shares outstanding and weighted average shares outstanding as presented in the unaudited pro forma condensed combined financial statements are an aggregate of 3.4 million New Lavoro Class A Ordinary Shares to be issued to the TPB SPAC public shareholders, 10.0 million New Lavoro Class A Ordinary Shares to be issued to the PIPE Investors, 1.4 million New Lavoro Class A Ordinary Shares to be issued to the Sponsors and 96.3 million New Lavoro Class A Ordinary Shares to be issued to the Lavoro Group shareholders.

Immediately following the consummation of the Business Combination, TPB SPAC’s former public shareholders, the Sponsor and the current beneficial owners of the Sponsor, the PIPE Investors, investors exercising certain forward purchase agreements and former Lavoro Group shareholders own approximately the following percentages of New Lavoro:

	Shares (in millions)%
Lavoro shareholders (1)	96.4	86.67
TPB SPAC public shareholders	3.4	3.03
PIPE Investors	10.0	9.00
Sponsors (2)	1.4	1.30
Total shares (3)	111.2	100.00

(1)	Excludes equity awards to be issued under the New Lavoro Equity Plan and an aggregate of up to approximately 2 million Class A Ordinary Shares reserved for issuance under the Lavoro Share Plan. To the extent equity awards are issued after Closing under the New Lavoro Equity Plan, shareholders will experience dilution resulting from the impact of new equity to be reserved pursuant to the rollover of the existing company compensation plan, which is expected to total approximately 2 million shares.

(2)	Excludes 3,006,050 Founder Shares subject to vesting pursuant to the terms of the Amendment to the Sponsor Letter Agreement following the consummation of the Business Combination (Vesting Founder Shares) and 54,613 Founder Shares that were not vested and will only be vested upon the registration of certain shares of New Lavoro. Refer to Note 1 Vesting Founder Shares for discussion of the vesting conditions.

(3)	As noted in Note 5 adjustment BB the Private Placement Warrants, Public Warrants, and Vesting Founder Shares of New Lavoro are out of the money and therefore, not included based on an assumed share price of $10 of New Lavoro for the purposes of this pro forma financial information.

The pro forma adjustments related to the Business Combination and the PIPE Investment do not have an income tax effect as they are either (i) incurred by legal entities that are not subject to a corporate income tax, or (ii) permanently nondeductible or nontaxable based on the laws of the relevant jurisdiction.

Accounting for the Business Combination

The Business Combination will be accounted for as a capital reorganization in accordance with IFRS. Under this method of accounting, TPB SPAC will be treated as the “acquired” company for financial reporting purposes, and the Lavoro Group will be the accounting “acquirer”. This determination was primarily based on the assumption that:

•	Lavoro’s current shareholders will hold a majority of the voting power of New Lavoro post Business combination;

•	Lavoro's operations will substantially comprise the ongoing operations of New Lavoro;

•	Pursuant to the Business Combination Agreement, Lavoro's current shareholders will have the ability to nominate the majority of the members of the governing body of New Lavoro; and

•	Lavoro's senior management will comprise the senior management of the New Lavoro, including the CEO and CFO.

Another determining factor was that TPB SPAC does not meet the definition of a “business” pursuant to IFRS 3, and thus, for accounting purposes, the Business Combination will be accounted for as a capital reorganization, within the scope of IFRS 2. The net assets of TPB SPAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of the deemed equity interest issued by the Lavoro Group over the fair value of TPB SPAC’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred. The unaudited pro forma condensed combined financial information assumes that TPB SPAC Warrants would be expected to be accounted for as liabilities in accordance with IAS 32 following consummation of the Business Combination and, accordingly, would be subject to ongoing mark-to-market adjustments through the statement of profit or loss.

In connection to the Business Combination, the Sponsor was issued a certain number of Vesting Founder Shares and Unvested Founder Shares which are entitled to receive a certain number of New Lavoro Class A Ordinary Shares if certain conditions are met (See note 1 above). Such shares are deemed to have been issued in exchange for listing services provided by the Sponsor (i.e., facilitating the Company being listed on the NASDAQ) and are therefore equity-classified as per IFRS 2 Share-based payment.

4. TPB SPAC IFRS Conversion and Presentation Adjustments

The historical financial information of TPB SPAC has been adjusted to give effect to the differences between U.S. GAAP and IFRS as issued by the IASB for the purposes of the unaudited pro forma condensed combined financial information. The only adjustment required to convert TPB SPAC’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information was to reclassify TPB SPAC’s Ordinary Shares subject to redemption from temporary equity under US GAAP to non-current financial liabilities under IFRS.

Further, as part of the preparation of the unaudited pro forma condensed combined financial information, TPB SPAC’s historical financial information was converted from U.S. dollars to Brazilian Reais in accordance with the presentation of the Lavoro Group’s historical financial information, as discussed in “3. Basis of Presentation.”

US GAAP to IFRS conversion of TPB SPAC’s Balance Sheets as of June 30, 2022

TPB SPAC’s financial statements have been prepared in accordance with US GAAP and are converted to IFRS as follows:

	As of June 30, 2022
	Historical US GAAP	IFRS Policy and Presentation Alignment	Footnote reference	Historical IFRS

	(in Brazilian Reais)
ASSETS
Current assets:
Cash	5,890	—		5,890
Prepaid expenses	2,269	—		2,269
Total current assets	8,159	—		8,159
Investments held in Trust Account	945,220	—		945,220
Total assets	953,379	—		953,379
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	5,318	—		5,318
Accrued expenses	4,911	—		4,911
Note Payable - Related Party	5,238	—		5,238
Total current liabilities	15,467	—		15,467
Deferred underwriting commissions in connection with the Initial Public Offering	33,066	—		33,066
Derivative warrant liabilities	10,588	—		10,588
Class A ordinary shares, $0.0001 par value; 18,036,299 shares subject to possible redemption at $10.00 per share redemption value	—	944,741	(a)	944,741
Total Liabilities	59,121	944,741		1,003,862
Commitments and contingencies
Class A ordinary shares, $0.0001 par value; 18,036,299 shares subject to possible redemption at $10.00 per share redemption value	944,741	(944,741)	(a)	—
Shareholders’ Equity
Preference shares	—	—		—
Class A ordinary shares	—	—		—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 4,509,074 shares issued and outstanding	2	—		2
Additional paid-in capital	—	—		—
Accumulated deficit	(50,485)	—		(50,485)
Total Shareholders' Equity	(50,483)	—		(50,483)
Total liabilities and stockholders' equity	953,379	—		953,379

(a)   To reclassify and present redeemable ordinary shares of TPB SPAC as other liabilities under IFRS, as shareholders have the right to require TPB SPAC to redeem the ordinary shares and TPB SPAC has an irrevocable obligation to deliver cash or another financial instrument for such redemption.

5. Transaction accounting adjustments of the Business Combination between the TPB SPAC and Lavoro

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position as of June 30, 2022

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

A.	To reflect (i) the proceeds received from the PIPE Investment with the corresponding issuance of 10.0 million SPAC Ordinary Shares, with a nominal value of R$0.0005, at R$52.4 per share, or R$523.5 million, and (ii) the actual redemption of 14.7 million SPAC Ordinary Shares, at approximately R$52.7 per share.

B.	To reflect the release of cash and investments held in the trust account, including settling a Working Capital Loan totaling R$5.2 million.

C.	To reclassify other liabilities related to TPB SPAC Ordinary Shares subject to redemption against permanent equity at the closing of the Business Combination.

D.	To reflect the estimated payment in aggregate that consists of (i) TPB SPAC’s deferred underwriting fees of R$33.1 million and (ii) transaction costs expected to be settled at the Close of the Business Combination. Expenses incurred by the TPB SPAC are reflected as an adjustment to APIC as the Business Combination is accounted for as a capital reorganization. Therefore, both the Retained Earnings (Deficits) and APIC of the TPB SPAC will be accounted for as the APIC of Lavoro Limited. Expenses incurred are considered direct and incremental costs related to the Business Combination. Such costs are capitalizable and are recorded to APIC.

E.	To reflect the capital reorganization of Lavoro Limited, as per the Business Combination Agreement, consisting of (i) the elimination of the equity of TPB SPAC and the conversion of certain Sponsor Shares into Ordinary shares of the New Lavoro, (ii) the derecognition of the Net investment from the Parent of Lavoro, the recognition of New Lavoro Ordinary Shares issued to existing Lavoro shareholders, and to separately disclose the accumulated other comprehensive income of Lavoro, and (iii) in accordance with IFRS 2, the deemed cost of the shares issued by Lavoro in excess of the net assets of the TPB SPAC, which primarily consists of cash and marketable securities held in the trust account and certain public and private warrants liabilities, is accounted for as stock-based compensation and reflected as an adjustment to APIC.

(in thousands of Reais)
Estimated deemed cost of shares issued to the TPB SPAC(1)	921,390
Net assets of the TPB SPAC as of June 30, 2022(2)	1,464,322
Less: Redemption of TPB SPAC ordinary shares	768,460
Less: TPB SPAC transaction costs	78,958
Adjusted net assets of the TPB SPAC as of June 30, 2022	616,904
IFRS 2 charge for listing services	304,486

(1)	The estimated deemed cost of shares is comprised of (i) 14,821,266 Lavoro Limited Class A Ordinary Shares, including 1,448,412 Retained Founder Shares, at a quoted market price of R$52.38 per share as of June 30, 2022 and foreign exchange rate of US$1.00 to R$5.238, and (ii) estimated fair value of 3,006,050 Vesting Founder Shares and 54,613 Unvested Founder Shares of R$145.1 million.

(2)	This balance includes the PIPE Investment and is calculated based on exchange rate as of June 30, 2022, of $1.00 to R$5.238 (see Note 3).

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Profit or Loss for the year ended June 30, 2022

The pro forma notes and adjustments with respect to the Business Combination, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

AA.	To reflect the elimination of interest income on marketable securities held in the trust account.

BB.	New Lavoro calculates the pro forma earnings (loss) per share in accordance with IAS 33, Earnings Per Share, which requires a dual presentation of basic and diluted earnings (loss) per share. Pro forma basic earnings (loss) per share is computed using the weighted average number of shares outstanding during the reporting period. Pro forma diluted earnings (loss) per share represents the pro forma basic earnings (loss) per share adjusted to include the potentially dilutive effect of the outstanding warrants assumed by New Lavoro (using the treasury stock method). The average market price of TPB SPAC common stock is assumed to be US$10 for the purposes of this Article 11 Pro Forma and all public and private warrants are out of the money; therefore, the approximately 6,012,099 and 4,071,507 public and private warrants, respectively, are excluded from both the calculation of the pro forma basic and diluted earnings (loss) per share. Similarly, the Vesting Founder Shares are not considered vested for both the basic and diluted earnings (loss) per share due to the assumed TPB SPAC's share price of US$10.00.

CC.	To reflect the IFRS 2 stock-based compensation expenses for the deemed listing services received by the Lavoro Group and New Lavoro from TPB SPAC, which is the difference between the costs of the shares issued by the Lavoro Group in excess of the net assets of TPB SPAC.

DD.	To reflect the elimination of transaction costs incurred by TPB SPAC which qualify for capitalization as of the closing date of the Business Combination, and therefore would not be reported in the post-Business Combination statement of profit or loss of New Lavoro.